UN
SECURITIES AN
Wash.

04013227

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC 13 2004 — SEC PROCESSING SECTION, WASH., D.C. 202

SEC FILE NUMBER
8-~~35038~~ 8-35084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SoCal Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24351 Pasto Road#B
(No. and Street)

Dana Point (City) CA (State) 92629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

5872 South 900 East (Address) Salt Lake City (City) Utah (State) 84141 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jehu Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SoCal Securities, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

KIMBERLY PETERSON
Commission # 1404668
Notary Public - California
Orange County
My Comm. Expires Mar 10, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SoCal Securities

Independent Auditors' Report
and
Financial Statements

March 31, 2004

CRD #017788

SoCal Securities

Table of Contents

Mantyla MCREYNOLDS LLC

CPA

Independent Auditors' Report

Board of Directors and Stockholder
SoCal Securities
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of SoCal Securities [a California corporation] as of March 31, 2004, and the related statements of stockholder's equity, operations and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SoCal Securities at March 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that SoCal Securities will continue as a going concern. As discussed in Note B to the financial statements, the Company has not had significant revenue from operations since inception. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds
Mantyla McReynolds

May 28, 2004
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

SoCal Securities
Statement of Financial Condition
March 31, 2004

ASSETS

Current Assets:	
Cash and cash equivalents - Note A	$ 6,811
Total Current Assets	6,811
Other Assets:	
Related party loan - Note E	3,075
TOTAL ASSETS	$ 9,886

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accrued laibilities	$ 0
Total Current Liabilities	0
TOTAL LIABILITIES	0
STOCKHOLDERS' EQUITY	
Common Stock - 100,000 authorized, no par value	
10,000 shares issued and outstanding	10,000
Paid-In Capital	25,817
Accumulated deficit	(25,931)
Total Stockholders' Equity	9,886
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,886

See accompanying notes to financial statements

SoCal Securities
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2004

	Common Shares		Common Stock		Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance, March 31, 2003	10,000	$	10,000	$	25,817	$	(21,936)	$	13,881
Net loss for the year Ended 3/31/04							(3,995)		(3,995)
Balance, March 31, 2004	10,000	$	10,000	$	25,817	$	(25,931)	$	9,886

See accompanying notes to financial statements

SoCal Securities
Statement of Operations
For the Year Ended March 31, 2004

Revenues:		2004
Interest and dividends	$	35
Total Revenue		35
Expenses:		
Occupancy		3,230
Total Expenses		3,230
Net loss from Operations		(3,195)
Net loss before taxes		(3,195)
Income/franchise tax provision - Note C		(800)
Net loss	$	(3,995)
Loss per share	$	(0.40)
Weighted average shares		10,000

See accompanying notes to financial statements

SoCal Securities
Statement of Cash Flows
For the Year Ended March 31, 2004

		2003
Cash Flows From Operating Activities		
Net loss	$	(3,995)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accrued liabilities		(800)
Net Cash From Operating Activities		(4,795)
Cash Flows From Financing Activities		
Increase in related party loan receivable		(2,875)
Net Cash From Financing Activities		(2,875)
Net Increase/(Decrease) in Cash		(7,670)
Beginning Cash Balance		14,481
Ending Cash Balance	$	6,811
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$	0
Cash paid during the year for income/franchise taxes	$	1,600

See accompanying notes to financial statements

SoCal Securities
Notes to Financial Statements
March 31, 2004

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

SoCal Securities is a Broker/Dealer offering investment services. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company was originally incorporated under the laws of the State of California as Erlinger & Associates in April, 1985. They changed their name to Vista Financial Services Group and later to Eurocapital Partners, Inc. In April 1995, the Company changed its name to Stockdale Securities and finally to SoCal Securities on April 14, 1999. The Company does not carry customers' accounts or hold securities for the customers.

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting. Thus, revenues are recorded as earned and expenses are recorded as incurred. The Company reports financial statements on a fiscal year ending March 31.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions

Securities transactions and the related gains and losses are recorded on trade dates. Commissions revenue and related expenses are recorded on a trade date basis, as earned or incurred.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

Cash and Equivalents

Cash is comprised of cash on deposit in the bank and all highly liquid investments with a maturity of three months or less when purchased.

Earnings (Loss) Per Share

The Company applies the provisions of SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held stock.

Basic net income or loss per share amounts are computed by dividing the net income or loss by the weighted average number of common shares outstanding. Diluted earnings per share include common stock equivalents except in the case where their inclusion would be anti-dilutive.

New Accounting Pronouncements

FASB Statement No. 148, *Accounting for Stock-Based Compensation*, amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this statement does not have a significant effect on the Company due to the fact that there are not outstanding stock-based compensation agreements in place as of March 31, 2004.

FASB Statement 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The Adoption of this statement does not have a significant effect on the Company due to the fact that there are no outstanding derivative instruments which impact the March 31, 2004 financial statements.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

New Accounting Pronouncements [continued]

FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, *Elements of Financial Statements.* The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. Inasmuch as the Company has not had any of these instruments, adoption of this statement has not had an impact on the financial statements.

NOTE B GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no significant source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through the sale of its securities through private placement.

NOTE C INCOME TAXES

The provision for income/franchise taxes on the statement of operations represents the minimum franchise tax payable to the State of California. No other provision has been made inthe financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

NOTE C INCOME TAXES [continued]

Deferred tax assets	Balance	Tax	Rate
Federal Loss carryforward (expires through 2024)	$25,931	$3,890	15%
State Loss carryforward (expires through 2009)	20,331	1,797	8.84%
Valuation allowance		(5,687)	
Deferred tax asset		$0	

The allowance has increased $2,397 from $3,290 as of March 31, 2003.

NOTE D RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE E RELATED PARTY LOAN

The Company has advanced $3,075 to an officer and shareholder. The advance is non-interest bearing, unsecured, and is due on demand.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

SoCal Securities
Computation of Net Capital
March 31, 2004

Total Stockholder's equity from statement of financial condition	$	9,886
Stockholder's equity not allowable for net capital		0
Add: Subordinated liabilities		0
Total net capital and allowable subordinated liabilities		9,886
Less: Non-allowable assets		(3,075)
Net capital before haircuts on securities		6,811
Less: Haircuts on securities		0
Net Capital		6,811

See auditors' report on supplementary information

SoCal Securities
Report of Reconciliation with Focus Filing
For the Year Ended March 31, 2004

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	9,886
Change in assets		0
Total assets per FOCUS report for the year Ended March 31, 2004		9,886
Total liabilities and stockholder's equity per audited statements		9,886
Change in liabilities		0
Difference in net income for year		0
Total liabilities and stockholder's equity per FOCUS report for the year Ended March 31, 2004		9,886

Reconciliation of Net Capital

Computation of net capital per audited statements	6,811
Audit disclosed differences in assets and liabilities	0
Net capital per FOCUS report for the year Ended March 31, 2004	6,811

See auditors' report on supplementary information

Mantyla McREYNOLDS LLC

CPA

Independent Auditors' Report on Internal Control
For the Year Ended March 31, 2004

Board of Directors and Stockholder
SoCal Securities
Dana Point, California

In planning and performing our audit of the financial statements and supplemental schedules of SoCal Securities (the Company), for the year ended March 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds

Mantyla McReynolds

May 28, 2004
Salt Lake City, Utah